UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 001-15577

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Qwest Savings & Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Qwest Communications International Inc.

1801 California Street, Denver, Colorado 80202

303-992-1400

REQUIRED INFORMATION

The Qwest Savings & Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 2005 and 2004, and for the year ended December 31, 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Qwest Communications International Inc.:

We have audited the accompanying statements of net assets available for benefits of the Qwest Savings & Investment Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

DENVER, COLORADO

June 22, 2006

QWEST SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Thousands of Dollars)

	December 31, 2005	December 31, 2004
ASSETS
Investments (See Notes 2, 3, 4 and 10):
Qwest Communications International Inc. Common Stock	$365,995	$340,288
U. S. Government obligations	126,105	116,037
Bank and insurance company contracts	753,752	769,736
Capital Guardian International Equity Fund	70,152	154,919
Barclays Global Investors Equity Index Fund	862,080	854,768
Barclays Global Active International Equity Fund	109,430	—
UBS Global Equity Fund	80,735	168,230
PIMCO Funds PAC	95,775	83,345
Other marketable securities	205,723	192,871
Investment in Master Trust (Note 4)	360,990	229,531
Loans to plan participants	90,532	85,152
Temporary investments	22,391	21,752

Total Investments	3,143,660	3,016,629
Receivables:
Fund and other transfers, net	36	13
Dividends and interest	2,268	2,205
Receivables for investments sold	585	1,883

Total Receivables	2,889	4,101

Total Assets	3,146,549	3,020,730

LIABILITIES
Expenses payable	(1,650)	(1,172)
Payables for securities purchased	(2,353)	(6,587)
Other liabilities	(9)	(1)

Total Liabilities	(4,012)	(7,760)

Net Assets Available for Benefits	$3,142,537	$3,012,970

The accompanying notes are an integral part of these financial statements.

QWEST SAVINGS & INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2005

(Thousands of Dollars)

ADDITIONS
Employee contributions	$159,107
Employer contributions, net of forfeitures applied	69,115
Rollovers	10,136
Transfers, net and other	153

Total additions	238,511

INCOME
Interest and other dividends	53,217
Net appreciation in fair value of investments (Notes 2 and 3)	146,063
Plan’s share of the income, expenses, and net appreciation in fair value of investments of the Master Trust (Note 4)	32,628

Total income	231,908

Total additions and income	470,419

DEDUCTIONS
Plan expenses	(7,709)
Participant distributions	(333,143)

Total deductions	(340,852)

Net Increase	129,567
Net Assets Available for Benefits at beginning of year	3,012,970

Net Assets Available for Benefits at end of year	$3,142,537

The accompanying notes are an integral part of these financial statements.

Qwest Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description:

The following is a brief description of the Qwest Savings & Investment Plan (“QSIP” or the “Plan”) and provides general information only. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established to provide a convenient way for eligible employees to save on a regular and long-term basis. The Plan is a defined contribution plan and covers substantially all of the employees of Qwest Communications International Inc. and its subsidiaries (“Qwest” or the “Company”).

The Plan is subject to some provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Significant Plan Amendments

Effective January 12, 2004, State Street Bank and Trust Company (“State Street”) was appointed as the investment manager/independent fiduciary for the Qwest Shares Fund. In connection with this appointment, Qwest Asset Management Co. (“QAM”) entered into an agreement with State Street whereby QAM and, to the extent permitted by law, the Plan, are obligated to indemnify State Street for losses it may incur with respect to its service as investment manager/independent fiduciary and for other related matters.

Effective May 14, 2004, the Plan was amended to require that the Company’s matching contributions be made in the form of cash and that such contributions be automatically invested in accordance with each participant’s investment election on file.

Effective December 16, 2004, the Plan was amended to mandate distributions in a single lump sum to any participant who has terminated employment and whose vested account equals $1,000 or less at the time of distribution.

Effective August 24, 2005, the Plan was amended to limit a participant to no more than two loans outstanding at any time.

Eligibility, Contributions, and Vesting

Management employees are eligible to enter the Plan immediately (on their hire date). Occupational employees are eligible to enter the Plan after completion of three months of service with the Company. Occupational employees and management employees may designate up to 25% of their eligible compensation as contributions to the Plan.

Qwest Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS, Continued

Eligibility, Contributions, and Vesting (continued)

The Company provides a matching contribution. Prior to May 14, 2004, the Company’s matching contributions were made in the form of Qwest common stock. Effective May 14, 2004, the Company’s matching contributions are made in cash. Management participant contributions, up to a maximum of 3% of eligible compensation, are matched by the Company 100% beginning immediately upon a participant’s hire date. Occupational participant contributions, up to a maximum of 6% of eligible compensation, are matched by the Company at 81% beginning after a participant’s completion of one year of service.

The Company does not match management participant contributions in excess of 3% of eligible compensation, and does not match occupational participant contributions in excess of 6% of eligible compensation.

A management participant is 100% vested in the Company’s matching contributions immediately upon entry into the Plan. An occupational participant becomes 100% vested in the Company’s matching contributions upon completion of three years of service with the Company. Participant contributions may be made either on a pre-tax basis or on an after-tax basis, or a combination of both. As provided in Section 402(g) of the Internal Revenue Code of 1986, as amended (“the Code”), pre-tax employee contributions were limited to $14,000 and $13,000 for the years ended December 31, 2005 and 2004, respectively.

All Company matching contributions have been designated as participant-directed for financial reporting purposes because participants have the ability to direct the investment of such contributions.

The Plan permits participants who have reached age 50 to make additional elective contributions up to certain annual maximum amounts established in the Code. The maximum for such additional participant elective contributions was $4,000 and $3,000 for the years ended December 31, 2005 and 2004, respectively.

Investment Advice

Participants have access to investment advice on Plan assets through CitiStreet Advisors LLC.

Investment Options

Participants in the Plan may invest their Plan accounts in a number of investment options which are briefly described below. The descriptions below are not, and are not intended to be, complete descriptions of each investment option’s risk and investment objective and strategy.

Qwest Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS, Continued

Investment Options (continued)

Participants are provided with more complete descriptions of the investment options, including risk, through the Plan’s prospectus and the prospectuses for each individual investment option.

•	Interest Income Fund – This fund emphasizes relatively stable, predictable income by investing in high-quality investment contracts and other fixed income investments with a diversified group of insurance companies, banks and other financial institutions.

•	Bond Fund – This fund is designed to offer the investor long-term preservation of capital while providing greater current income and yield than stable value or money market funds by investing in a broadly diversified portfolio of fixed-income instruments of varying maturities using multiple investment managers.

•	Conservative Asset Allocation Fund – This fund seeks to provide current income and short-term stability of capital by investing in a diverse mix of securities with a target mix of 40% in stocks and 60% in bonds.

•	Moderate Asset Allocation Fund – This fund provides an investor with a more balanced approach to income preservation and long-term growth potential by investing in a diverse mix of securities with a target mix of 60% in stocks and 40% in bonds.

•	Aggressive Asset Allocation Fund – This fund focuses on long-term growth of capital by investing in a diverse mix of securities with a target mix of 80% in stocks and 20% in bonds.

•	U. S. Stock Fund – This fund seeks to provide long-term growth by mirroring both the composition and performance of the Standard & Poor’s 500 Index.

•	U.S. Small/Mid Cap Stock Fund – This fund seeks to provide long-term growth of capital by investing in small and mid-sized United States companies using multiple investment managers.

•	International Stock Fund – This fund seeks to provide long-term growth of capital and income by investing primarily in the stocks of companies domiciled outside the United States using multiple investment managers.

•	Qwest Shares Fund – This fund seeks to provide investment returns linked to the performance of Qwest common stock. This is an undiversified common stock investment. Concentrating investments in any undiversified investment, including common stock, should be considered a high-risk investment strategy.

Qwest Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS, Continued

Investment Options (continued)

•	Personal Choice Retirement Account (“PCRA”) – This is a separate brokerage account made available through Charles Schwab & Company, Inc. and offers access to a wide range of investment opportunities including mutual funds and most common stocks and bonds listed on major United States exchanges.

The Plan assets held under these investment options are summarized in Schedule I.

Loans

The Plan allows participants to borrow from their Plan accounts. Loans are made available to participants based upon 50% of the participant’s vested account balance, less any portion allocated to an alternate payee, up to a maximum of $50,000. Except under certain provisions, plan loans provide for periodic repayments over a period not to exceed five years (or fifteen years for residential loans) at an interest rate determined by the Employee Benefits Committee of the Company. Participants may also make lump-sum repayments at any time following the date of the issuance of the loan. Beginning August 24, 2005, participants may not have more than two outstanding plan loans at any time.

Trust and Recordkeeping Services

State Street is the Trustee for the Plan. CitiStreet LLC is the Recordkeeper for the Plan.

Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 24, 2004 that the Plan is qualified and that the trust established under the Plan is tax-exempt under the applicable sections of the Code.

The Plan has been amended since November 24, 2004. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code, and, therefore, the Plan Administrator believes that the Plan continues to be qualified, and the related trust continues to be tax-exempt, as of December 31, 2005 and 2004.

Qwest Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS, Continued

Participant Accounts

Each participant’s Plan account is credited with the participant’s contributions, the Company’s matching contributions and investment gains and charged for investment losses and an allocable share of Plan expenses. Plan accounts are unit valued on a daily basis.

Annual additions are defined as participant’s contributions and the Company’s matching contributions. Aggregate annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 100% of eligible compensation, as defined in the Plan, or the annual additions limit pursuant to Section 415(c)(1)(A) of the Code ($42,000 and $41,000 for the years ended December 31, 2005 and 2004, respectively).

Payment of Benefits

Upon retirement, termination of employment or death, each participant or beneficiary is entitled to receive amounts from the Plan in accordance with the terms of the Plan. Participants also may make in-service voluntary withdrawals and hardship withdrawals if certain criteria are met.

Benefit payments may be in the form of a lump sum or other distribution forms in accordance with the options provided in the terms of the Plan.

2.	Summary of Significant Accounting Policies:

Investment Valuation and Income Recognition

The values of investments are determined as follows: Qwest common stock is valued on the basis of the closing sales price as reported by the New York Stock Exchange on December 31, 2005 and 2004; and the other securities listed on recognized United States and international stock exchanges are valued on the basis of the last published sales price on December 31, 2005 and 2004. If no sales were made on that date, values are based on the price on the immediately preceding day on which sales were made.

Over-the-counter securities and government obligations are valued based on the bid prices on December 31, 2005 and 2004, from published sources where available and, if not available, from other sources considered reliable. The fair value of commingled funds is based on the quoted market prices of the underlying securities.

The Plan has entered into eight contracts with six banks and insurance companies which are included in the Interest Income Fund and are reported at contract value, calculated as principal plus reinvested interest, which approximates fair value. These contracts are fully-benefit responsive. (A contract is considered fully-benefit responsive if the terms of the Plan allow for withdrawals from the investment contract at contract (book) value for payment of participant initiated transactions.)

Qwest Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS, Continued

Investment Valuation and Income Recognition (continued)

In accordance with the provisions of the American Institute of Certified Public Accountants’ Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” fully benefit responsive investment contracts are reported at contract value and fair value is disclosed.

Interest rates on the contracts are either fixed rates for the term of the contract or are reset quarterly or monthly based on the terms of the contract. The fair values of the contracts are estimated to be $751 and $787 million as of December 31, 2005 and 2004, respectively. This compares to contract values of $754 and $770 million as of December 31, 2005 and 2004, respectively. Investment contracts with fully-benefit responsive wrappers are reported together since the value of the wrappers is typically insignificant to the related underlying investment contracts. A wrapper is a contract issued by a bank or insurance company and backed by a portfolio of high quality fixed income securities held in a trust. The contract requires the issuer to utilize book value accounting which absorbs market value fluctuations and provides participants with a stable return. At December 31, 2005 and 2004, the average crediting interest rates on these contracts were 4.50% and 4.64%, respectively.

For the year ended December 31, 2005 and 2004, the average annual yield earned on these contracts was 4.60% and 4.55%, respectively.

Net realized and unrealized gains and losses are reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments and are determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year end fair value.

Dividend income is recorded on the ex-dividend date. Interest is accrued when earned. Purchases and sales of securities are recorded on a trade date basis.

Basis of Accounting

The accompanying financial statements have been prepared on an accrual method of accounting.

Participant Distributions

Participant distributions are recorded when paid.

Qwest Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS, Continued

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires the Plan’s management to make certain estimates, judgments, and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.	Investments:

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31, 2005	December 31, 2004
	(in thousands)
Barclays Global Investors Equity Index Fund, 48,215 and 50,192 shares, respectively	$862,080	$854,768
Qwest Communications International Inc., 64,778 and 76,641 shares of common stock, respectively	365,995	340,288
Capital Guardian International Equity Fund, 13,783 shares	**	154,919
UBS Global Equity Fund, 386,956 shares	**	168,230
UBS AG Guaranteed Investment Contract	159,718	160,184
Monumental Life Insurance Co. Guaranteed Investment Contract	159,759	160,249
State Street Bank & Trust Co. Guaranteed Investment Contract	159,647	160,077

**	Investment not in excess of 5% at respective date.

Qwest Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS, Continued

Investments (continued):

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31, 2005
(in thousands)
Qwest Common Stock	$72,195
Other Marketable Securities *	(4,472)
PCRA	5,375
Commingled Funds **	72,965

$146,063

*	Includes corporate bonds, U S Government obligations, and other marketable securities.

**	Includes Capital Guardian International Equity Fund, UBS Global Equity Fund, Barclays Global Active International Equity Fund, and Barclays Global Investors Equity Index Fund.

4.	Master Trust Investment:

The Qwest DB/DC Master Trust (“MT”) is a trust that was established by QAM as named fiduciary for investments in the Plan and the Qwest Pension Plan. The MT investment is included in the U.S. Small/Mid Cap Stock Fund and International Stock Fund investment options for participants. The trustee is Mellon Trust of New England, N.A.

The Plan’s interest in the assets of the MT is included in the accompanying statements of net assets available for benefits. A summary of the assets of the MT is as follows:

	December 31, 2005	December 31, 2004
	(in thousands)
Investments, at fair value:
Common collective trusts	$18,071	$44,446
Corporate stock	463,194	364,047
Interest-bearing cash	1,137	—
Other investments	258	180

Total investments	482,660	408,673
Interest and dividends receivable	718	279
Net pending security trades payable	(904)	(1,593)
Administrative expenses payable	(742)	(364)

Net assets of the MT	$481,732	$406,995

Qwest Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS, Continued

Master Trust Investment (continued)

The Plan’s interest and the Qwest Pension Plan’s interest in the net assets of the MT were as follows:

	December 31 2005		December 31 2004
	(dollars in thousands)
QSIP	$360,990	74.94%	$229,531	56.40%
Qwest Pension Plan	120,742	25.06	177,464	43.60

Total	$481,732	100.00%	$406,995	100.00%

The MT’s net investment results and administrative expenses are allocated to the participating plans in proportion to each plan’s relative share of the fair value of net assets of the MT at each allocation date. The amounts allocable for the year are as follows:

Year Ended December 31, 2005
(in thousands)
Investment income:
Net appreciation in fair value of investments	$41,704
Interest and dividends	6,519

Net investment gain	48,223
Administrative expenses	(2,479)

Net income	$45,744

The Plan’s share of the MT’s net income was $33 million for the year ended December 31, 2005.

The net appreciation in the fair value of investments in the MT was predominately (98%) in corporate common stocks for the year ended December 31, 2005.

Qwest Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS, Continued

5.	Forfeitures:

When certain participants terminate employment with the Company, any non-vested portion of each such terminated participant’s Plan account (representing past Company matching contributions) represents a forfeiture. Forfeited participant balances are used to reduce future Company contributions or to pay administrative expenses of the Plan. For the year ended December 31, 2005, forfeitures of $158,978 were used to reduce employer contributions.

Company contributions for the year ended December 31, 2005 are shown net of forfeitures applied. Unapplied forfeitures were $61,152 and $84,990 as of December 31, 2005, and 2004, respectively.

6.	Plan Termination:

In the event that the Plan is terminated, subject to compliance with certain conditions set forth by ERISA, the Plan provides that the accounts of participants, which are less than 100% vested will become 100% vested and the net assets will be distributed to an amount equal to their respective interests in such assets.

7.	Reconciliation of Financial Statements to Form 5500:

For Form 5500 purposes, amounts allocated to withdrawing participants are recorded for benefit claims that have been processed and approved for payment prior to the respective period end, but not yet paid as of that date. However, in accordance with GAAP, benefit withdrawals are recorded when paid.

The following is a reconciliation of net assets available for benefits and benefits paid to participants per the financial statements to Form 5500:

	December 31, 2005	December 31, 2004
	(in thousands)
Net assets available for benefits per the financial statements	$3,142,537	$3,012,970
Less amounts allocated to withdrawing participants	(689)	(378)

Net assets available for benefits per Form 5500 (unaudited)	$3,141,848	$3,012,592

Qwest Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS, Continued

Reconciliation of Financial Statements to Form 5500 (continued):

Year Ended December 31, 2005
(in thousands)
Participant distributions per the financial statements	$333,143
Add amounts payable at end of period	689
Less amounts payable at beginning of period	(378)

Participant distributions per Form 5500 (unaudited)	$333,454

8.	Plan Expenses:

Plan expenses are paid by the Plan, except certain expenses incurred by Qwest related to Plan administration.

9.	Related-Party Transactions:

The Plan invests in certain common collective trusts managed by the Plan’s various investment managers; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has significant investments in Qwest common stock which qualify as party-in-interest transactions. These transactions are covered by exemptions and allowed under federal laws and regulations.

10.	Concentrations, Risks and Uncertainties:

The Plan has a significant concentration of investments in Qwest common stock. The increase in the value of the Qwest common stock held by the Plan for the year ended December 31, 2005 was $72 million.

As described in Note 1, the Plan provides participants with various investment options. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, foreign currency, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan invests in certain commingled funds, separate accounts, and mutual funds. These funds may invest in derivative securities, including (but not limited to) futures, options, swaps and forward contracts. These derivative securities are primarily used for the purpose of managing currency risk, gaining market exposure, and reducing transaction costs. Credit risk exists with respect to certain of these instruments.

Qwest Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS, Continued

Legal Matters

Settlement of Consolidated ERISA Action

Seven putative class actions purportedly brought on behalf of all participants and beneficiaries of the Plan and predecessor plans from March 7, 1999 until January 12, 2004 against Qwest have been consolidated into a consolidated action in federal district court in Colorado. Other defendants in this action include current and former directors of Qwest, former officers and employees of Qwest and Deutsche Bank. These suits also purport to seek relief on behalf of the Plan. The first of these actions was filed in March 2002. Plaintiffs assert breach of fiduciary duty claims against Qwest and others under ERISA alleging, among other things, various improprieties in managing holdings of Qwest stock in the Plan. Plaintiffs seek damages, equitable and declaratory relief, along with attorneys’ fees and costs and restitution. Counsel for plaintiffs indicated that the putative class would seek billions of dollars of damages.

On April 26, 2006, Qwest, the other defendants, and the putative class representatives entered into a Stipulation of Settlement that, if implemented, will settle the consolidated ERISA action. Under the proposed settlement agreement, Qwest would pay a total of $33 million in cash to the Plan no later than 90 days after preliminary approval of the proposed settlement by the federal district court in Colorado. Deutsche Bank would pay a total of $4.5 million in cash to the Plan to settle the claims against it. No parties would admit any wrongdoing as part of the proposed settlement.

If the proposed settlement is approved by the court, Qwest will receive certain insurance proceeds as a contribution by individual defendants to this settlement, which will offset $10 million of Qwest’s $33 million payment. In addition to the $33 million cash settlement, Qwest has also agreed to pay, subject to certain contingencies, the amount (if any) by which the Plan’s recovery from Qwest’s settlement in In re Qwest Communications International Inc. Securities Litigation is less than $20 million. If approved by the district court the proposed settlement will settle and release the claims of the class against Qwest and all other defendants in the consolidated ERISA action. The proposed settlement has been filed with the district court. It is subject to preliminary and final approval by the district court and subject to review on appeal if the district court were finally to approve it. Counsel for plaintiffs have indicated that they will ask the Court for an award of attorneys’ fees and costs from the amounts to be paid by Qwest and Deutsche Bank.

An independent fiduciary has been retained to act on behalf of the Plan with respect to the Plan’s participation in the proposed settlement of the consolidated ERISA action.

Qwest Savings & Investment Plan

NOTES TO FINANCIAL STATEMENTS, Continued

Legal Matters (continued)

Other

The Plan is a class member in two other class action lawsuits that are or were pending against Qwest (In re Qwest Communications International Inc. Securities Litigation and Brody v. Hellman, et al). Independent fiduciaries were retained to act on behalf of the Plan with respect to the Plan’s participation in the proposed settlements of these actions, which settlements are more fully described in Qwest’s recent public filings. For each matter, the respective independent fiduciary has determined it is in the best interests of the Plan to participate in the settlements. In the Brody matter, in December 2005, the court approved the settlement of the class action. The Plan is awaiting receipt of its allocation from the settlement proceeds. In the In re Qwest Communications International Inc. Securities Litigation matter, the settlement is awaiting determination of final approval by the court.

Qwest is also involved in various other legal matters that are more fully described in its recent public filings, including various securities actions alleging violations of federal securities laws. While Qwest continues to defend against these matters vigorously, the matters described above and other legal matters relating to Qwest present significant risk to Qwest and therefore to the value of the Plan assets invested in Qwest stock. The ultimate resolution of these matters is uncertain. Thus, Qwest can give no assurances as to the impacts on Qwest’s or the Plan’s financial results or financial condition as a result of these matters. The ultimate resolution of these matters may have a material adverse effect on Qwest’s and the Plan’s financial position.

IRS Examination

In November of 2002, the IRS commenced an examination of the Plan. By letter dated July 22, 2005, the Plan Administrator was notified by the IRS that it had concluded its investigation of the Plan and that there was no change in the favorable tax qualified status of the Plan.

Qwest Savings & Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2005

Schedule I

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Current Values
*QWEST COMMUNICATIONS INTL INC	Common Stock (cost of $1,195,688,862)		64,762,773	$365,909,667
AIG SUNAMERICA GLOBAL FING X	Corporate Debt Obligation	6.9% 15 Mar 2032	525,000	612,500
BURLINGTON RES FIN CO	Corporate Debt Obligation	7.4% 01 Dec 2031	750,000	949,182
CADBURY SCHWEPPES US FINANCE	Corporate Debt Obligation	3.875% 01 Oct 2008	650,000	631,229
CITIBANK CR CARD ISSUANCE TR	Corporate Debt Obligation	2.55% 20 Jan 2009	1,960,000	1,914,279
CITIGROUP INC	Corporate Debt Obligation	5.85% 11 Dec 2034	525,000	546,757
COLUMBUS SOUTHN PWR CO	Corporate Debt Obligation	5.85% 01 Oct 2035	500,000	497,434
COMCAST CABLE COMMUNICATIONS	Corporate Debt Obligation	7.125% 15 Jun 2013	370,000	402,168
COMCAST CABLE COMMUNICATIONS	Corporate Debt Obligation	6.75% 30 Jan 2011	895,000	947,631
COMCAST CORP	Corporate Debt Obligation	7.05% 15 Mar 2033	455,000	491,211
FEDERATED DEPT STORES INC DEL	Corporate Debt Obligation	6.9% 01 Apr 2029	430,000	467,864
FINANCING CORP	Corporate Debt Obligation	9.4% 08 Feb 2018	230,000	321,876
FINANCING CORP	Corporate Debt Obligation	9.8% 06 Apr 2018	625,000	899,846
FMR CORP	Corporate Debt Obligation	7.57% 15 Jun 2029	700,000	878,265
GENENTECH INC	Corporate Debt Obligation	5.25% 15 Jul 2035	790,000	761,311
GENERAL ELEC CAP CORP MTN	Corporate Debt Obligation	4.125% 01 Sep 2009	280,000	272,573
GENERAL ELEC CAP CORP MTN	Corporate Debt Obligation	6.125% 22 Feb 2011	810,000	852,161
HONDA AUTO RECEIVBLE OWNER TR	Corporate Debt Obligation	4.8% 19 Oct 2009	525,000	525,902
HSBC AUTOMOTIVE TR	Corporate Debt Obligation	4.35% 18 Jun 2012	260,000	255,724
ILLINOIS ST	Corporate Debt Obligation	5.1% 01 Jun 2033	1,570,000	1,550,720
J P MORGAN CHASE COML MTG SEC	Corporate Debt Obligation	4.625% 15 Mar 2046	500,000	492,304
JP MORGAN CHASE COML MTG	Corporate Debt Obligation	4.893% 15 Aug 2042	710,000	700,706
KELLOGG CO	Corporate Debt Obligation	6.6% 01 Apr 2011	425,000	455,001
MASCO CORP	Corporate Debt Obligation	4.8% 15 Jun 2015	375,000	349,562
MASCO CORP	Corporate Debt Obligation	5.875% 15 Jul 2012	125,000	126,782
MBNA CR CARD MASTER NT TR	Corporate Debt Obligation	4.2% 15 Sep 2010	1,955,000	1,932,701
MBNA CR CARD MASTER NT TR	Corporate Debt Obligation	2.75% 15 Oct 2010	335,000	319,815
MIDAMERICAN ENERGY HLDGS CO	Corporate Debt Obligation	5% 15 Feb 2014	125,000	122,016
MIDAMERICAN ENERGY HLDGS CO	Corporate Debt Obligation	3.5% 15 May 2008	285,000	274,982
MIDAMERICAN FDG LLC	Corporate Debt Obligation	6.927% 01 Mar 2029	1,120,000	1,253,178
NEWMONT MNG CORP	Corporate Debt Obligation	5.875% 01 Apr 2035	245,000	241,771
PECO ENERGY TRANS TR	Corporate Debt Obligation	6.13% 01 Mar 2009	970,000	994,074
PG+E ENERGY RECOVERY FDG LLC	Corporate Debt Obligation	4.85% 25 Jun 2011	1,075,000	1,075,492
RUSSELL FRANK CO	Corporate Debt Obligation	5.625% 15 Jan 2009	1,000,000	1,022,642
SBC COMMUNICATIONS INC	Corporate Debt Obligation	6.15% 15 Sep 2034	700,000	703,123
TIAA GLOBAL MKTS INC	Corporate Debt Obligation	4.125% 15 Nov 2007	250,000	246,592
TIAA GLOBAL MKTS INC	Corporate Debt Obligation	3.875% 22 Jan 2008	820,000	804,111
TIME WARNER INC	Corporate Debt Obligation	6.625% 15 May 2029	900,000	898,736
TRICON GLOBAL RESTAURANTS INC	Corporate Debt Obligation	8.875% 15 Apr 2011	225,000	257,607
TXU ELEC DELIVERY TRANSITION	Corporate Debt Obligation	3.52% 15 Nov 2011	1,047,825	1,021,226
U S BK NATL ASSN CINCINNATI OH	Corporate Debt Obligation	4.125% 17 Mar 2008	1,125,000	1,111,550
VERIZON GLOBAL FDG CORP	Corporate Debt Obligation	5.85% 15 Sep 2035	475,000	457,744
WAL MART STORES INC	Corporate Debt Obligation	4.125% 01 Jul 2010	545,000	528,272
WAL MART STORES INC	Corporate Debt Obligation	4.75% 15 Aug 2010	255,000	253,515
WAL MART STORES INC	Corporate Debt Obligation	5.25% 01 Sep 2035	725,000	703,740
WELLS FARGO + CO	Corporate Debt Obligation	4.125% 10 Mar 2008	385,000	379,218
WELLS FARGO + CO NEW	Corporate Debt Obligation	5% 15 Nov 2014	110,000	109,033
WELLS FARGO FINL AUTO OWNER TR	Corporate Debt Obligation	4.28% 15 Aug 2008	1,230,000	1,208,317
WPP FDG LLC	Corporate Debt Obligation	4.46% 27 Dec 2010	740,000	730,635
AMERICA MOVIL S A DE C V	Corporate Debt Obligation	5.75% 15 Jan 2015	120,000	120,408
AMERICAN EXPRESS CR CORP	Corporate Debt Obligation	5% 02 Dec 2010	165,000	165,113
AMERICAN GEN FIN CORP MTN	Corporate Debt Obligation	4.875% 15 Jul 2012	80,000	78,152

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Current Values
AMERICAN HOME PRODS CORP	Corporate Debt Obligation	6.95% 15 Mar 2011	260,000	280,478
AMERIPRISE FINL INC	Corporate Debt Obligation	5.35% 15 Nov 2010	235,000	236,610
ASSURANT INC	Corporate Debt Obligation	6.75% 15 Feb 2034	160,000	173,887
AT+T WIRELESS SVCS INC	Corporate Debt Obligation	8.75% 01 Mar 2031	70,000	92,737
AT+T WIRELESS SVCS INC	Corporate Debt Obligation	7.875% 01 Mar 2011	275,000	308,565
BAE SYS HLDGS INC	Corporate Debt Obligation	4.75% 15 Aug 2010	375,000	368,285
BANC AMER COML MTG INC	Corporate Debt Obligation	5.182% 10 Sep 2047	435,000	435,676
BANK ONE CORP	Corporate Debt Obligation	6% 01 Aug 2008	205,000	210,364
BANK ONE ISSUANCE TR	Corporate Debt Obligation	3.59% 17 May 2010	120,000	117,600
BANKAMERICA CORP	Corporate Debt Obligation	7.125% 15 Oct 2011	70,000	77,257
BEAR STEARNS COML MTG SECS	Corporate Debt Obligation	5.2872% 12 Oct 2042	805,000	808,113
BEAR STEARNS COS INC	Corporate Debt Obligation	5.3% 30 Oct 2015	110,000	109,755
BELLSOUTH CORP	Corporate Debt Obligation	6.55% 15 Jun 2034	90,000	95,865
BOARDWALK PIPELINES LLC	Corporate Debt Obligation	5.5% 01 Feb 2017	105,000	104,137
BOEING CO	Corporate Debt Obligation	7.95% 15 Aug 2024	110,000	143,489
BUNGE LTD FIN CORP	Corporate Debt Obligation	5.35% 15 Apr 2014	50,000	49,455
CALIFORNIA INFR + ECONOMIC DEV	Corporate Debt Obligation	6.48% 26 Dec 2009	365,000	374,015
CALIFORNIA INFRA + ECONOMIC	Corporate Debt Obligation	6.42% 26 Dec 2009	150,000	153,572
CALIFORNIA INFRAS + ECOMOMIC	Corporate Debt Obligation	6.38% 25 Sep 2008	51,617	52,037
CAPITAL ONE FINL CORP	Corporate Debt Obligation	5.5% 01 Jun 2015	45,000	44,737
CAPITIAL ONE PRIME AUTO RECEIV	Corporate Debt Obligation	4.32% 17 Aug 2009	425,000	422,078
CAROLINA PWR + LT CO	Corporate Debt Obligation	5.25% 15 Dec 2015	300,000	299,622
CIT GROUP FDG CO CDA	Corporate Debt Obligation	4.65% 01 Jul 2010	135,000	132,164
CITIBANK CR CARD ISSUANCE TR	Corporate Debt Obligation	2.55% 20 Jan 2009	1,005,000	981,556
COMCAST CABLE COMMUNICATIONS	Corporate Debt Obligation	6.75% 30 Jan 2011	75,000	79,410
COMCAST CORP NEW	Corporate Debt Obligation	5.85% 15 Nov 2015	120,000	121,551
COMCAST CORP NEW	Corporate Debt Obligation	5.65% 15 Jun 2035	190,000	174,826
COMMERCE GROUP INC MASS	Corporate Debt Obligation	5.95% 09 Dec 2013	210,000	212,656
CONAGRA INC	Corporate Debt Obligation	7.125% 01 Oct 2026	35,000	38,631
CONNECTICUT RRB SPL PURP TR	Corporate Debt Obligation	5.73% 30 Mar 2009	164,647	165,694
CONSTELLATION ENERGY GROUP INC	Corporate Debt Obligation	7.6% 01 Apr 2032	65,000	78,197
CREDIT SUISSE FIRST BOSTON MTG	Corporate Debt Obligation	5.1% 15 Aug 2015	440,000	438,272
CREDIT SUISSE FIRST BOSTON USA	Corporate Debt Obligation	4.875% 15 Aug 2010	380,000	377,085
DETROIT EDISON CO	Corporate Debt Obligation	5.7% 01 Oct 2037	80,000	78,769
DEVON FING CORP U L C	Corporate Debt Obligation	7.875% 30 Sep 2031	30,000	38,121
DOMINION RES INC VA NEW	Corporate Debt Obligation	5.15% 15 Jul 2015	100,000	96,882
DTE ENERGY CO	Corporate Debt Obligation	5.63% 16 Aug 2007	280,000	282,106
DUKE ENERGY CO	Corporate Debt Obligation	3.75% 05 Mar 2008	210,000	205,094
ERP OPER LTD PARTNERSHIP	Corporate Debt Obligation	7.57% 15 Aug 2026	155,000	180,785
EXELON CORP	Corporate Debt Obligation	6.75% 01 May 2011	60,000	63,877
FNANB CR CARD MASTER TR	Corporate Debt Obligation	4.29% 17 Jul 2011	120,000	120,478
FORD MTR CR CO	Corporate Debt Obligation	5.8% 12 Jan 2009	125,000	109,042
GE GLOBAL INS HLDG CORP	Corporate Debt Obligation	7% 15 Feb 2026	40,000	44,966
GENERAL ELEC CAP CORP MTN	Corporate Debt Obligation	4.125% 01 Sep 2009	1,305,000	1,270,385
GENETECH INC	Corporate Debt Obligation	4.75% 15 Jul 2015	280,000	272,467
GOLDMAN SACHS GROUP INC	Corporate Debt Obligation	6.875% 15 Jan 2011	350,000	377,045
GOLDMAN SACHS GROUP INC	Corporate Debt Obligation	4.75% 15 Jul 2013	275,000	266,742
HERITAGE PPTY INVT TR INC	Corporate Debt Obligation	4.5% 15 Oct 2009	205,000	198,202
HRPT PPTYS TR	Corporate Debt Obligation	5.75% 01 Nov 2015	200,000	199,309
HRPT PPTYS TR	Corporate Debt Obligation	6.25% 15 Aug 2016	120,000	122,284
HSBC FIN CORP	Corporate Debt Obligation	5.25% 14 Jan 2011	400,000	400,205
IBP INC	Corporate Debt Obligation	7.95% 01 Feb 2010	85,000	91,594
ILLINOIS ST	Corporate Debt Obligation	5.1% 01 Jun 2033	150,000	148,158
JP MORGAN CHASE	Corporate Debt Obligation	6.75% 01 Feb 2011	280,000	299,902
JPMORGAN CHASE + CO	Corporate Debt Obligation	5.15% 01 Oct 2015	435,000	428,833
KEYCORP STUDENT LN TR	Corporate Debt Obligation	3.96% 25 Jul 2029	390,709	393,260
KINDER MORGAN FIN CORP	Corporate Debt Obligation	5.7% 05 Jan 2016	440,000	443,804
KRAFT FOODS INC	Corporate Debt Obligation	5.625% 01 Nov 2011	115,000	117,990

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Current Values
KROGER CO	Corporate Debt Obligation	7.5% 01 Apr 2031	60,000	66,983
LEHMAN BROTHERS HLDGS INC	Corporate Debt Obligation	4.5% 26 Jul 2010	45,000	44,057
M + I MARSHALL + ILSLEY BK MIL	Corporate Debt Obligation	4.5% 25 Aug 2008	245,000	242,620
MASSMUTUAL GLOBAL FGD II MTN	Corporate Debt Obligation	2.55% 15 Jul 2008	170,000	160,508
MBNA AMER BK NATL ASSN	Corporate Debt Obligation	6.625% 15 Jun 2012	125,000	135,431
MBNA CR CARD MASTER NT TR	Corporate Debt Obligation	4.3% 15 Feb 2011	265,000	261,772
MBNA CR CARD MASTER NT TR	Corporate Debt Obligation	4.2% 15 Sep 2010	210,000	207,605
MERRILL LYNCH + CO INC	Corporate Debt Obligation	4.25% 08 Feb 2010	85,000	82,682
MERRILL LYNCH MTG TR	Corporate Debt Obligation	5.244% 12 Nov 2037	390,000	393,764
METLIFE INC	Corporate Debt Obligation	6.125% 01 Dec 2011	145,000	153,651
MORGAN STANLEY	Corporate Debt Obligation	5.375% 15 Oct 2015	315,000	315,305
MORGAN STANLEY CAP I INC	Corporate Debt Obligation	5.178% 15 Sep 2042	415,000	415,764
MORGAN STANLEY GROUP INC	Corporate Debt Obligation	6.75% 15 Apr 2011	310,000	333,723
NATIONWIDE BLDG SOC	Corporate Debt Obligation	4.25% 01 Feb 2010	305,000	297,203
NEW YORK NY	Corporate Debt Obligation	7.55% 15 Nov 2020	615,000	651,273
NEWS AMER INC	Corporate Debt Obligation	6.4% 15 Dec 2035	125,000	125,992
NISSAN AUTO LEASE TR	Corporate Debt Obligation	4.7% 15 Oct 2008	460,000	459,152
NORANDA INC	Corporate Debt Obligation	5.5% 15 Jun 2017	65,000	62,459
NORANDA INC	Corporate Debt Obligation	6.2% 15 Jun 2035	45,000	43,719
ONCOR ELEC DELIVERY CO	Corporate Debt Obligation	7.25% 15 Jan 2033	100,000	117,125
PECO ENERGY TRANS TR	Corporate Debt Obligation	6.05% 01 Mar 2009	227,529	229,416
PECO ENERGY TRANSITION TRUST	Corporate Debt Obligation	7.65% 01 Mar 2010	635,000	693,228
PETRO CDA	Corporate Debt Obligation	5.95% 15 May 2035	240,000	243,463
PETRONAS CAP LTD	Corporate Debt Obligation	7.875% 22 May 2022	100,000	124,844
PG+E ENERGY RECOVERY FDG LLC	Corporate Debt Obligation	4.85% 25 Jun 2011	215,000	215,098
PHOENIX LIFE INS CO	Corporate Debt Obligation	7.15% 15 Dec 2034	155,000	161,817
PNC FDG CORP	Corporate Debt Obligation	4.2% 10 Mar 2008	360,000	354,658
POPULAR NORTH AMER INC	Corporate Debt Obligation	5.2% 12 Dec 2007	255,000	254,753
PROCTER + GAMBLE CO	Corporate Debt Obligation	8% 01 Sep 2024	420,000	558,702
PRUDENTIAL FINL INC	Corporate Debt Obligation	4.104% 15 Nov 2006	355,000	352,668
PRUDENTIAL FINL INC	Corporate Debt Obligation	5.4% 13 Jun 2035	110,000	105,313
PUBLIC SVC CO COLO	Corporate Debt Obligation	4.375% 01 Oct 2008	65,000	64,185
RAS LAFFAN LIQUEFIED NAT GAS	Corporate Debt Obligation	5.298% 30 Sep 2020	140,000	138,634
REGIONS FINL CORP NEW	Corporate Debt Obligation	4.5% 08 Aug 2008	255,000	252,049
ROYAL KPN NV	Corporate Debt Obligation	8.375% 01 Oct 2030	75,000	88,873
SAFEWAY INC	Corporate Debt Obligation	4.95% 16 Aug 2010	60,000	58,433
SBC COMMUNICATIONS INC	Corporate Debt Obligation	5.3% 15 Nov 2010	345,000	346,045
SCOTTISH PWR PLC	Corporate Debt Obligation	5.375% 15 Mar 2015	155,000	155,087
SIMON PPTY GROUP L P	Corporate Debt Obligation	5.1% 15 Jun 2015	110,000	106,387
SLM STUDENT LN TR	Corporate Debt Obligation	4.41% 25 Jul 2025	260,000	257,938
SPRINT CAP CORP	Corporate Debt Obligation	8.375% 15 Mar 2012	120,000	139,076
SPRINT CAP CORP	Corporate Debt Obligation	7.625% 30 Jan 2011	115,000	126,814
TATE + LYLE INTL FIN PLC	Corporate Debt Obligation	5% 15 Nov 2014	100,000	95,874
TIAA GLOBAL MKTS INC	Corporate Debt Obligation	4.125% 15 Nov 2007	290,000	286,047
TIME WARNER ENTMT CO L P	Corporate Debt Obligation	8.375% 15 Jul 2033	85,000	100,407
TURNER BROADCASTING SYS INC	Corporate Debt Obligation	8.375% 01 Jul 2013	120,000	138,193
TYSON FOODS INC	Corporate Debt Obligation	8.25% 01 Oct 2011	70,000	79,034
U S AIR INC	Corporate Debt Obligation	6.76% 15 Apr 2008	582,750	62,861
USAA AUTO OWNER TR	Corporate Debt Obligation	4.89% 15 Aug 2012	310,000	310,728
VALERO ENERGY CORP NEW	Corporate Debt Obligation	7.5% 15 Apr 2032	75,000	91,147
VERIZON GLOBAL FDG CORP	Corporate Debt Obligation	5.85% 15 Sep 2035	50,000	48,184
VERIZON NEW ENG INC	Corporate Debt Obligation	6.5% 15 Sep 2011	125,000	128,223
VIRGINIA ELEC + PWR CO	Corporate Debt Obligation	5.375% 01 Feb 2007	40,000	40,149
VOLKSWAGEN AUTO LEASE TR	Corporate Debt Obligation	3.82% 20 May 2008	210,000	207,889
VOLKSWAGEN AUTO LEASE TR	Corporate Debt Obligation	2.84% 20 Jul 2007	285,000	282,061
WACHOVIA CORP NEW	Corporate Debt Obligation	5.5% 01 Aug 2035	120,000	116,917
WAL MART STORES INC	Corporate Debt Obligation	4.125% 01 Jul 2010	80,000	77,544
WASHINGTON MUT BK FA CHATSWORT	Corporate Debt Obligation	5.65% 15 Aug 2014	105,000	106,331

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Current Values
WASHINGTON REAL ESTATE INVT TR	Corporate Debt Obligation	5.35% 01 May 2015	315,000	311,488
WASTE MGMT INC DEL	Corporate Debt Obligation	6.875% 15 May 2009	145,000	152,881
WELLS FARGO + CO NEW	Corporate Debt Obligation	4.625% 09 Aug 2010	230,000	227,135
WELLS FARGO + CO NEW	Corporate Debt Obligation	4.2% 15 Jan 2010	185,000	180,103
WELLS FARGO + CO NEW	Corporate Debt Obligation	5% 15 Nov 2014	125,000	123,901
WELLS FARGO MTG BACKED SECS	Corporate Debt Obligation	1% 25 Jun 2035	500,000	485,288
WESTVACO CORP	Corporate Debt Obligation	7.95% 15 Feb 2031	80,000	92,064
FED HM LN PC POOL C01416	Federal Agency Obligation	7% 01 Sep 2032	567,992	591,538
FED HM LN PC POOL C01437	Federal Agency Obligation	7% 01 Oct 2032	553,000	575,924
FED HM LN PC POOL E01304	Federal Agency Obligation	4.5% 01 Jan 2018	334,719	326,569
FED HM LN PC POOL E98696	Federal Agency Obligation	4.5% 01 Aug 2018	1,884,276	1,837,770
FED HM LN PC POOL E99429	Federal Agency Obligation	4% 01 Sep 2013	794,997	766,661
FED HM LN PC POOL G01705	Federal Agency Obligation	5.5% 01 Jun 2034	1,885,524	1,870,062
FED HM LN PC POOL G01737	Federal Agency Obligation	5% 01 Dec 2034	2,367,647	2,296,832
FED HM LN PC POOL G11371	Federal Agency Obligation	4.5% 01 Mar 2013	413,891	406,381
FED HM LN PC POOL G11817	Federal Agency Obligation	5.5% 01 Jan 2018	365,653	368,509
FEDERAL HOME LN BKS	Federal Agency Obligation	0.01% 05 Oct 2007	620,000	570,872
FEDERAL HOME LN MTG CORP MTN	Federal Agency Obligation	3.25% 02 Nov 2007	460,000	446,482
FEDERAL HOME LN MTG CORP MTN	Federal Agency Obligation	3.55% 15 Nov 2007	3,020,000	2,955,076
FEDERAL HOME LN MTG DISC NTS	Federal Agency Obligation	0.01% 10 Jan 2006	2,205,000	2,197,797
FEDERAL HOME LOAN BANK	Federal Agency Obligation	4.5% 11 May 2007	2,940,000	2,929,922
FEDERAL NATL MTG ASSN	Federal Agency Obligation	5.503% 25 Sep 2011	535,000	552,149
FEDERAL NATL MTG ASSN	Federal Agency Obligation	0.01% 22 Jan 2008	2,185,000	1,988,031
FNMA POOL 254806	Federal Agency Obligation	4.5% 01 Jul 2013	951,845	935,774
FNMA POOL 254845	Federal Agency Obligation	4% 01 Jul 2013	471,189	455,867
FNMA POOL 254909	Federal Agency Obligation	4% 01 Sep 2013	316,651	306,357
FNMA POOL 254988	Federal Agency Obligation	4% 01 Nov 2013	498,517	482,311
FNMA POOL 357418	Federal Agency Obligation	4% 01 Aug 2018	1,130,966	1,081,995
FNMA POOL 545996	Federal Agency Obligation	7% 01 Aug 2032	706,361	737,370
FNMA POOL 555800	Federal Agency Obligation	5.5% 01 Oct 2033	1,958,735	1,944,371
FNMA POOL 555851	Federal Agency Obligation	6.5% 01 Oct 2033	1,243,616	1,278,345
FNMA POOL 609781	Federal Agency Obligation	6.5% 01 Sep 2016	642,786	659,866
FNMA POOL 725484	Federal Agency Obligation	7% 01 May 2034	1,136,702	1,186,603
FNMA POOL 728678	Federal Agency Obligation	4% 01 Jul 2018	496,167	474,683
FNMA POOL 730823	Federal Agency Obligation	4% 01 Aug 2018	799,747	765,117
FNMA POOL 735059	Federal Agency Obligation	4% 01 Oct 2019	4,215,217	4,028,002
FNMA POOL 745081	Federal Agency Obligation	5% 01 Jun 2034	1,996,992	1,942,235
FNMA POOL 745145	Federal Agency Obligation	4.5% 01 Dec 2020	735,000	716,881
FNMA POOL 779022	Federal Agency Obligation	5.5% 01 Jun 2034	189,143	187,472
FNMA POOL 793663	Federal Agency Obligation	5.5% 01 Sep 2034	143,836	142,565
FNMA POOL 796872	Federal Agency Obligation	5.5% 01 Nov 2034	212,147	210,273
FANNIE MAE	Federal Agency Obligation	5% 25 Mar 2025	220,000	219,460
FED HM LN PC POOL A15374	Federal Agency Obligation	6.5% 01 Nov 2033	18,399	18,860
FED HM LN PC POOL A34073	Federal Agency Obligation	6.5% 01 Feb 2035	594,369	609,164
FED HM LN PC POOL A36149	Federal Agency Obligation	5% 01 Jul 2035	356,233	344,878
FED HM LN PC POOL A46279	Federal Agency Obligation	5% 01 Jul 2035	1,042,084	1,008,868
FED HM LN PC POOL B11429	Federal Agency Obligation	4.5% 01 Dec 2018	651,022	634,954
FED HM LN PC POOL B11878	Federal Agency Obligation	4.5% 01 Jan 2019	122,444	119,422
FED HM LN PC POOL B14160	Federal Agency Obligation	4% 01 May 2019	260,425	248,497
FED HM LN PC POOL C66878	Federal Agency Obligation	6.5% 01 May 2032	230,156	236,284
FED HM LN PC POOL E96905	Federal Agency Obligation	4.5% 01 May 2018	579,207	564,912
FED HM LN PC POOL E99103	Federal Agency Obligation	5% 01 Sep 2018	413,056	409,529
FED HM LN PC POOL G01839	Federal Agency Obligation	5% 01 Jun 2035	4,264,927	4,137,367
FED HM LN PC POOL G01894	Federal Agency Obligation	5% 01 Jul 2035	745,272	722,982
FED HM LN PC POOL G08062	Federal Agency Obligation	5% 01 Jun 2035	716,571	693,730
FED HM LN PC POOL G11690	Federal Agency Obligation	4% 01 Feb 2020	600,252	572,759
FED HM LN PC POOL G18033	Federal Agency Obligation	5% 01 Jan 2020	741,619	734,626
FEDERAL HOME LN BKS	Federal Agency Obligation	4.25% 16 Apr 2007	2,235,000	2,220,692

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Current Values
FEDERAL HOME LN BKS	Federal Agency Obligation	4.125% 12 Sep 2008	420,000	414,690
FEDERAL HOME LN MTG	Federal Agency Obligation	4.3% 05 May 2008	375,000	370,296
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5% 15 May 2018	340,000	339,853
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5% 15 May 2023	447,467	447,131
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5% 15 Oct 2025	241,449	240,980
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5% 15 Apr 2024	385,000	384,488
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5% 15 Oct 2023	260,000	259,386
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	4% 15 Oct 2026	1,235,000	1,194,870
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5.5% 15 Jan 2020	335,000	338,041
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5% 15 Mar 2025	328,047	327,459
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5% 15 Mar 2026	309,450	308,715
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	5% 15 Nov 2023	285,000	284,761
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	3.375% 23 Aug 2007	365,000	357,138
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	6% 15 Dec 2028	1,520,000	1,550,871
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	7.12% 25 Jun 2028	15,497	15,447
FEDERAL HOME LN MTG CORP MTN	Federal Agency Obligation	3.5% 19 Oct 2007	405,000	396,384
FEDERAL HOME LN MTG CORP MTN	Federal Agency Obligation	3.55% 15 Nov 2007	355,000	347,368
FEDERAL NATL MTG ASSN	Federal Agency Obligation	6% 25 Mar 2019	627,642	645,096
FEDERAL NATL MTG ASSN	Federal Agency Obligation	6.375% 15 Jun 2009	975,000	1,024,316
FEDERAL NATL MTG ASSN	Federal Agency Obligation	6% 15 May 2008	495,000	508,859
FEDERAL NATL MTG ASSN	Federal Agency Obligation	5.25% 15 Jan 2009	270,000	274,121
FEDERAL NATL MTG ASSN	Federal Agency Obligation	6% 15 May 2011	200,000	211,527
FEDERAL NATL MTG ASSN	Federal Agency Obligation	5.503% 25 Sep 2011	465,000	479,905
FEDERAL NATL MTG ASSN	Federal Agency Obligation	4.2% 08 Jun 2009	400,000	392,273
FEDERAL NATL MTG ASSN	Federal Agency Obligation	5% 25 Feb 2025	355,000	354,781
FEDERAL NATL MTG ASSN	Federal Agency Obligation	5% 25 May 2035	360,000	357,595
FEDERAL NATL MTG ASSN	Federal Agency Obligation	6.74% 25 Aug 2007	445,000	455,082
FEDERAL NATL MTG ASSN GTD	Federal Agency Obligation	3.48% 25 Oct 2011	365,000	351,496
FEDERAL NATL MTG ASSN MTN	Federal Agency Obligation	3.31% 26 Jan 2007	1,525,000	1,502,026
FEDERAL NATL MTG ASSN MTN	Federal Agency Obligation	3.8% 18 Jan 2008	560,000	549,347
FNMA POOL 253635	Federal Agency Obligation	7% 01 Feb 2016	55,858	58,051
FNMA POOL 253643	Federal Agency Obligation	7.5% 01 Feb 2031	61,176	64,113
FNMA POOL 254235	Federal Agency Obligation	6% 01 Mar 2017	128,680	131,538
FNMA POOL 254261	Federal Agency Obligation	6.5% 01 Apr 2017	152,723	156,912
FNMA POOL 254918	Federal Agency Obligation	4.5% 01 Sep 2033	781,810	739,057
FNMA POOL 357244	Federal Agency Obligation	6.5% 01 Jul 2032	889,196	913,854
FNMA POOL 512673	Federal Agency Obligation	7.5% 01 Sep 2029	11,650	12,217
FNMA POOL 535996	Federal Agency Obligation	7.5% 01 Jun 2031	200,137	209,746
FNMA POOL 545817	Federal Agency Obligation	6.5% 01 Aug 2032	1,290,871	1,326,667
FNMA POOL 555184	Federal Agency Obligation	6% 01 Apr 2017	266,717	272,644
FNMA POOL 555515	Federal Agency Obligation	6.5% 01 Dec 2017	22,193	22,830
FNMA POOL 555967	Federal Agency Obligation	5.5% 01 Nov 2033	1,941,783	1,927,543
FNMA POOL 625285	Federal Agency Obligation	7% 01 Feb 2032	142,035	148,222
FNMA POOL 634503	Federal Agency Obligation	6.5% 01 Mar 2017	78,386	80,537
FNMA POOL 644693	Federal Agency Obligation	7% 01 May 2032	225,630	235,535
FNMA POOL 655114	Federal Agency Obligation	7.5% 01 Aug 2032	8,394	8,793
FNMA POOL 725424	Federal Agency Obligation	5.5% 01 Apr 2034	928,334	921,526
FNMA POOL 725445	Federal Agency Obligation	4.5% 01 May 2019	1,961,934	1,912,038
FNMA POOL 735061	Federal Agency Obligation	6% 01 Nov 2034	1,270,983	1,283,000
FNMA POOL 735503	Federal Agency Obligation	6% 01 Apr 2035	628,484	635,046
FNMA POOL 735871	Federal Agency Obligation	5.5% 01 Jul 2035	1,380,738	1,368,540
FNMA POOL 740228	Federal Agency Obligation	5.5% 01 Sep 2033	1,777,768	1,764,731

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Current Values
FNMA POOL 758938	Federal Agency Obligation	5.5% 01 Jan 2034	304,794	302,559
FNMA POOL 841990	Federal Agency Obligation	4.945% 01 Nov 2035	1,085,549	1,084,101
GNMA II POOL 003151	Federal Agency Obligation	7% 20 Oct 2031	130,660	136,283
GNMA II POOL 003229	Federal Agency Obligation	7% 20 Apr 2032	60,939	63,557
GNMA II POOL 003240	Federal Agency Obligation	7% 20 May 2032	54,784	57,137
GNMA II POOL 003584	Federal Agency Obligation	6% 20 Jul 2034	66,641	68,097
GNMA II POOL 003598	Federal Agency Obligation	6% 20 Aug 2034	670,780	685,475
GNMA POOL 592128	Federal Agency Obligation	7% 15 Nov 2032	13,418	14,087
GNMA POOL 596796	Federal Agency Obligation	7% 15 Dec 2032	30,684	32,212
TELECOM ITALIA CAP	Foreign Corporate Debt Obligation	6% 30 Sep 2034	230,000	221,572
VODAFONE AIRTOUCH PLC	Foreign Corporate Debt Obligation	7.75% 15 Feb 2010	535,000	585,967
DEUTSCHE TELEKOM INTL FIN BV	Foreign Corporate Debt Obligation	8.25% 15 Jun 2030	60,000	76,312
PEMEX PROJ FDG MASTER TR	Foreign Corporate Debt Obligation	8% 15 Nov 2011	150,000	168,150
TELECOM ITALIA CAP	Foreign Corporate Debt Obligation	5.25% 01 Oct 2015	110,000	106,841
TELEFONOS DE MEXICO S A	Foreign Corporate Debt Obligation	4.5% 19 Nov 2008	295,000	289,661
ARAB REP EGYPT	Foreign Government Obligation	4.45% 15 Sep 2015	1,070,000	1,048,482
QUEBEC PROV CDA MTN	Foreign Government Obligation	7.22% 22 Jul 2036	60,000	85,931
UFJ FIN ARUBA A E C	Foreign Government Obligation	6.75% 15 Jul 2013	270,000	294,804
BANK OF AMERICA	Guaranteed Investment Contract - Net of wrapper loss of $350,663	5.35% 01 Aug 2020	45,064,539	45,064,539
MONUMENTAL LIFE	Guaranteed Investment Contract - Net of wrapper loss of $347,740	6.63% 01 Jan 2025	159,758,522	159,758,522
STATE STREET BANK & TRUST	Guaranteed Investment Contract - Net of wrapper loss of $235,780	4.93% 31 Dec 2099	159,646,562	159,646,562
UBS AG	Guaranteed Investment Contract - Net of wrapper loss of $306,960	5.48% 01 Jul 2020	159,717,742	159,717,742
JPMORGAN CHASE BANK	Guaranteed Investment Contract - Net of wrapper loss of $350,449	5.35% 01 Aug 2020	45,064,611	45,064,611
JPMORGAN CHASE BANK	Guaranteed Investment Contract - Net of wrapper loss of $533,477	5.59% 01 Jul 2020	90,100,864	90,100,864
TRAVELERS INS CO	Guaranteed Investment Contract	2.42% 16 May 2006	4,259,645	4,259,645
BANK OF AMERICA	Guaranteed Investment Contract - Net of wrapper loss of $535,168	6.08% 01 Apr 2006	90,139,962	90,139,962
*PARTICIPANTS LOANS	Loans with interest rates ranging from 5.00% to 11.25%		90,721,955	90,531,557
*BARCLAYS GLOBAL INVESTORS EQUITY INDEX FUND	Pooled Common Stock		48,214,757	862,079,857
*BARCLAYS GLOBAL ACTIVE INTERNATIONAL EQUITY FUND	Pooled International Common Stock		6,448,468	109,430,501
*CAPITAL GUARDIAN INTERNATIONAL EQUITY FUND	Pooled International Common Stock		5,169,676	70,152,506
*PIMCO FUNDS PAC	Pooled Bond Fund		9,121,464	95,775,371
*UBS GLOBAL EQUITY FUND	Pooled International Common Stock		167,923	80,735,415
*MELLON TRUST	Pooled Temporary Investment		4,968	4,968
*STATE STREET BANK + TRUST CO.	Pooled Temporary Investment		22,385,610	22,385,610
UNITED STATES TREAS BDS	U S Treasury Obligation	8.75% 15 Aug 2020	615,000	884,735
UNITED STATES TREAS BDS	U S Treasury Obligation	11.25% 15 Feb 2015	1,240,000	1,866,975
UNITED STATES TREAS BDS	U S Treasury Obligation	6.25% 15 Aug 2023	4,830,000	5,767,701
UNITED STATES TREAS NTS	U S Treasury Obligation	3.375% 28 Feb 2007	18,870,000	18,640,012
UNITED STATES TREAS BDS	U S Treasury Obligation	8.125% 15 Aug 2021	85,000	117,941
UNITED STATES TREAS BDS	U S Treasury Obligation	8.875% 15 Aug 2017	150,000	208,441
UNITED STATES TREAS BDS	U S Treasury Obligation	8.125% 15 Aug 2019	1,115,000	1,512,655
UNITED STATES TREAS BDS	U S Treasury Obligation	6.125% 15 Aug 2029	45,000	54,814
UNITED STATES TREAS BDS	U S Treasury Obligation	5.375% 15 Feb 2031	1,040,000	1,168,212
UNITED STATES TREAS BDS	U S Treasury Obligation	6.125% 15 Nov 2027	775,000	935,207
UNITED STATES TREAS BDS	U S Treasury Obligation	6.25% 15 Aug 2023	635,000	758,280
UNITED STATES TREAS BDS	U S Treasury Obligation	6.625% 15 Feb 2027	865,000	1,097,401
UNITED STATES TREAS BDS	U S Treasury Obligation	6.25% 15 May 2030	130,000	161,454

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment		Shares or Units	Current Values
UNITED STATES TREAS BDS	U S Treasury Obligation	8.75% 15 Aug 2020	1,075,000	1,546,489
UNITED STATES TREAS BDS	U S Treasury Obligation	9.875% 15 Nov 2015	60,000	85,720
UNITED STATES TREAS NTS	U S Treasury Obligation	4.375% 15 Aug 2012	595,000	594,930
UNITED STATES TREAS NTS	U S Treasury Obligation	4.5% 15 Nov 2010	305,000	306,644
UNITED STATES TREAS NTS	U S Treasury Obligation	4.25% 30 Nov 2007	65,000	64,810
UNITED STATES TREAS NTS	U S Treasury Obligation	4.375% 15 Dec 2010	460,000	460,359
UNITED STATES TREAS NTS	U S Treasury Obligation	4.375% 15 Nov 2008	145,000	145,023
UNITED STATES TREAS NTS	U S Treasury Obligation	3.5% 31 May 2007	340,000	335,723
UNITED STATES TREAS NTS	U S Treasury Obligation	3.125% 31 Jan 2007	540,000	532,449
UNITED STATES TREAS NTS	U S Treasury Obligation	4.75% 15 May 2014	800,000	819,469
UNITED STATES TREAS NTS	U S Treasury Obligation	3% 15 Feb 2009	1,370,000	1,314,879
UNITED STATES TREAS NTS	U S Treasury Obligation	4.25% 15 Nov 2013	380,000	376,378
UNITED STATES TREAS NTS	U S Treasury Obligation	3.875% 15 Feb 2013	1,140,000	1,104,954
UNITED STATES TREAS NTS	U S Treasury Obligation	4.875% 15 Feb 2012	1,820,000	1,868,558
Self-Directed Personal Choice Retirement Account:
*QWEST COMMUNICATIONS INTL INC	Common Stock		15,060	85,089
GOVERNMENT SECURITIES	U. S. Government Obligations			339,767
OTHER MARKETABLE SECURITIES	Various			142,577,018

Total Investments not including the Plan's Investment in the Master Trust				$2,782,670,446

*	Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Qwest Savings & Investment Plan

June 23, 2006	/s/ BILL JOHNSTON
Date	Bill Johnston
Authorized Representative